                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C., 20549


                             --------------------


                                   FORM 11-K
                ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 2000     Commission File Number 33-46530


                              ____________________


                      THE FINOVA GROUP INC. SAVINGS PLAN
                (Full title of the plan and the address of the
           plan, if different from that of the issuer named below.)


                             THE FINOVA GROUP INC.
                    (Name of the issuer of securities held
                            pursuant to the plan.)


                            4800 N. Scottsdale Rd.
                           Scottsdale, AZ 85251-7623
                 (Address of its principal executive office.)

                      THE FINOVA GROUP INC. SAVINGS PLAN
                               TABLE OF CONTENTS


FINANCIAL STATEMENTS AND EXHIBITS                                                 Pages (s)
---------------------------------                                                 ---------
         Financial Statements

                  Independent Auditors' Report                                        1

                  Statements of Net Assets Available for
                   Benefits - December 31, 2000 and 1999                              2

                  Statements of Changes in Net Assets Available for
                    Benefits - for the Years Ended December 31, 2000
                    and 1999                                                          3

                  Notes to Financial Statements                                     4 - 6

                  Supplemental Schedule                                               7

         Signatures                                                                   8

         Exhibits                                                                   9 - 10

Report of Independent Auditors

To the Administration Committee and
Plan Participants of
The FINOVA Group Inc. Savings Plan
Scottsdale, Arizona


We have audited the accompanying statements of net assets available for benefits of The FINOVA Group Inc. Savings Plan as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



/s/ ERNST & YOUNG LLP
---------------------

Phoenix, Arizona
June 15, 2001

                      THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------


                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                           DECEMBER 31,
                                                                             ----------------------------------------
ASSETS                                                                             2000                   1999
                                                                             ----------------      ------------------
INVESTMENTS, at fair value:
 Shares of registered investment companies:
  T. Rowe Price Equity Index Fund                                              $ 12,130,057          $ 12,948,972
  Vanguard Windsor Fund                                                           9,630,605             9,101,053
  T. Rowe Price Growth & Income Fund                                              7,447,404             7,037,742
  T. Rowe Price New America Growth Fund                                           6,412,952             7,103,729
  T. Rowe Price Stable Value Common Trust Fund                                    5,596,345             6,098,898
  T. Rowe Price International Stock Fund                                          3,930,691             4,521,593
  T. Rowe Price Small-CAP Value Fund                                              2,592,132             1,950,188
  T. Rowe Price Prime Reserve Fund                                                1,902,287             1,850,216
  Vanguard Bond Index Fund                                                        1,898,606             1,663,590
  T. Rowe Price Spectrum Income Fund                                              1,855,619             1,859,431
  T. Rowe Price International Bond Fund                                             166,972               162,491

Common Stock:
  The FINOVA Group Inc. Common Stock                                              1,218,259             9,978,591

Participant notes receivable                                                      1,732,998             2,098,370
                                                                               ------------          ------------
    Total investments                                                            56,514,927            66,374,864
                                                                               ------------          ------------

CONTRIBUTIONS RECEIVABLE                                                                  0               210,336

DIVIDENDS RECEIVABLE                                                                      0                51,036
                                                                               ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS                                              $ 56,514,927          $ 66,636,236
                                                                               ============          ============


                       See Notes to Financial Statements

                      THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------


          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                      Year ended December 31,

ADDITIONS:                                                                          2000                  1999
                                                                              ----------------      ----------------
 Contributions:
  Employee                                                                      $  6,183,753           $  6,052,822
  Employer                                                                         2,135,063              1,959,297
                                                                                ------------           ------------
     Total contributions                                                           8,318,816              8,012,119

 Rollover deposits                                                                   821,765              1,028,246

Dividends and interest income                                                      4,696,472              4,212,471

  Transfer from the FINOVA Group Inc.
       Employee Stock Ownership Plan                                                 655,625                      0
                                                                                ------------           ------------

     Total additions                                                              14,492,678             13,252,836

DEDUCTIONS:
   Distributions to participants                                                   7,922,879              4,341,594
   Net depreciation (appreciation) in fair value of investments:
      Mutual Funds                                                                 4,009,528             (1,720,281)
      Common Stock                                                                12,681,580              4,588,205
                                                                                ============           ============
                                                                                  16,691,108              2,867,924

                                                                                ------------           ------------
       Total deductions                                                           24,613,987              7,209,518
                                                                                ------------           ------------

NET  (DECREASE) INCREASE                                                         (10,121,309)             6,043,318

NET ASSETS AVAILABLE FOR BENEFITS,
   Beginning of year                                                              66,636,236             60,592,918
                                                                                ------------           ------------

NET ASSETS AVAILABLE FOR BENEFITS,
   End of year                                                                  $ 56,514,927           $ 66,636,236
                                                                                ============           ============

                       See Notes to Financial Statements

                      THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999


1.   DESCRIPTION OF THE PLAN

     The following brief description of The FINOVA Group Inc. Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

     a. General - The Plan was established March 18, 1992 (date of inception) in connection with the spin-off of The FINOVA Group Inc. and its subsidiaries (the "Company" or "FINOVA") by The Dial Corp ("Dial"). The assets of the Plan were formerly held in the Dial Companies Capital Accumulation Plan ("Dial Plan") and The Dial Corp Employee Stock Ownership Plan ("Dial ESOP") for the benefit of employees of the Company participating in the Dial Plan and the Dial ESOP. These amounts were transferred to the Plan in 1992. Employees of the Company are eligible to become a participant in the Plan in the month following employment with FINOVA. Employees are able to reduce their salaries on a pre-tax basis which the Company contributes to the Plan. After-tax contributions were permitted through December 31, 1996. The Plan is subject to various regulations, particularly those under Internal Revenue Code Section 401(k) and the Employee Retirement Income Security Act of 1974 ("ERISA").

     b. Investment Programs - Receipts of the Plan are invested by the Plan's trustee, T. Rowe Price, at the designation of the participants into 11 mutual fund investment choices or FINOVA common stock. All dividends or income generated by the investments are generally reinvested according to the participant's investment elections.

     c. Participant Notes Receivable - The Plan allows participants to borrow up to 50% of their vested account balance, subject to certain restrictions. Such loans have terms of one to five years, except residential mortgage loans, which may have terms up to 25 years. The Plan allows participants to have two loans outstanding concurrently. The loan repayments are reinvested according to the participants' current investment elections.

     d. Contributions - Employees may elect Voluntary pre-tax wage contributions. These pre-tax contributions are contributed to the Plan by the Company and may range from 1% to 15% of taxable compensation (as defined).

          Employees of the Company are eligible to receive matching contributions beginning in the month following the first twelve consecutive month period during which they have at least 1,000 hours of service with the Company. The matching contributions

                      THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

          are based on employee pre-tax salary contributions to the Plan, up to a maximum of 100% of the first 6% of salary contribution. Through December 31, 2000, the Company's matching contributions on salary deferrals up to the first 3% of wages were made in FINOVA's common stock under FINOVA's Employee Stock Ownership Plan (the "ESOP Plan"). The remaining matching contributions were made to this Plan and could be invested in any of the Plan's qualified investments, including FINOVA common stock. On December 13, 2000, The FINOVA Group Inc. approved the merger of the ESOP Plan with the Plan effective December 31, 2000. The merger permits the self-direction of the entire company matching contribution effective January 1, 2001. As a direct result of the merger, nonparticipant-directed investments in FINOVA common stock with fair value of $655,625 are included ending plan assets.

          The Company's contributions are made at the discretion of the Company's Board of Directors. All contributions are limited to the applicable amounts as prescribed by the Internal Revenue Code.

     e. Distributions - Distributions of Plan assets primarily occur from participant termination from the Company, financial hardship, disability, retirement or death. Other distributions may occur in accordance with the Plan documents and current ERISA regulations.

     f. Vesting - Contributions to the Plan are 100% vested and nonforfeitable at all times.

     g. Participant Accounts - For each participant, various accounts are maintained to record employee contributions, Company matching contributions and participant rollover deposits transferred to the Plan. The benefit to which a participant is entitled is the total benefit which can be provided from the combined amount of these participant accounts.

     h. Plan Administration - The Plan is administered by a committee of at least three persons appointed by the Board of Directors of the Company. At the Company's option, the Company paid expenses of maintaining the Plan in 2000 and 1999.

     i. Plan Termination - While it is the Company's intention to continue the Plan, the Company has the right to terminate or amend the Plan at any time.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a. Basis of Accounting - The financial statements of the Plan are prepared under the accrual basis of accounting.

     b. Investment Value and Income Recognition - The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan

                      THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------

          at year-end. Common stock is valued at its quoted market price. Participant notes receivable are valued at cost, which approximates fair value.

          Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     c.   Payment of Benefits - Benefits are recorded when paid.

     d. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.


3.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by T. Rowe Price. T. Rowe Price also serves as the trustee as defined by the Plan.

4.   FEDERAL INCOME TAX STATUS

     The Plan has received a determination letter from the Internal Revenue Service that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is operating in compliance with all requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income tax under Section 501(a) of the Code.

5.   OTHER MATTERS

     The FINOVA Group Inc. filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 7, 2001 and the report on its December 31, 2000 consolidated financial statements included a discussion of the uncertainty regarding its ability to continue as a going concern. Management does not believe that the bankruptcy proceedings will have a material effect on the Plan assets.

                      THE FINOVA GROUP INC. SAVINGS PLAN

--------------------------------------------------------------------------------


                              SUPPLEMENTAL SCHEDULE
                                DECEMBER 31, 2000

Employer Identification Number:  86-0695381     Plan Number: 003
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

         Column B                              Column C                             Column D        Column E
----------------------------------------------------------------------------------------------------------------
                                     Description of Investment Including
 Identity of Issue, Borrower,      Collateral, Rate of Interest, Maturity Date,                       Current
   Lessor or Similar Party                Par or Maturity Value                       Cost             Value
----------------------------------------------------------------------------------------------------------------

T. Rowe Price Equity Index Fund*   Common Stock Fund (341,692 shares)             $ 10,124,729     $ 12,130,057
Vanguard Windsor Fund              Common Stock Fund (629,863 shares)                9,796,150        9,630,605
T. Rowe Price Growth & Income
Fund*                              Common Stock Fund (304,722 shares)                7,165,424        7,447,404
T. Rowe Price New America
Growth Fund*                       Common Stock Fund (179,283 shares)                7,276,525        6,412,952
T. Rowe Price Stable
Value Common Trust Fund*           GIC Fund  (5,596,345 shares)                      5,596,345        5,596,345
T. Rowe Price
International Stock Fund*          Common Stock Fund (270,709 shares)                3,993,970        3,930,691
T. Rowe Price Small-CAP Value
Fund*                              Common Stock Fund (135,430 shares)                2,696,256        2,592,132
T. Rowe Price Prime Reserve
Fund*                              Money Market Fund (1,902,287 shares)              1,902,287        1,902,287
Vanguard Bond Index Fund           Bond Fund (190,623 shares)                        1,877,901        1,898,606
T. Rowe Price
Spectrum Income Fund*              Bond Fund (172,295 shares)                        1,906,612        1,855,619
T. Rowe Price
International Bond Fund*           Bond Fund (19,713 shares)                           183,498          166,972
The FINOVA Group
Inc. Common Stock*                 Common Stock (1,218,259 shares)                  20,118,341        1,218,259
Participant Notes Receivable       Participant Loans (rate of interest                       -        1,732,998
                                                                                                      ---------
                                    6.0% to 10.5%), maturing in 2000 to 2024
                                                                                                   $ 56,514,927
                                                                                                   ============

*  Party-in-interest

                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       THE FINOVA GROUP INC. SAVINGS PLAN





Dated: June 22, 2001        Signature: /s/ William C. Roche
                                       -----------------------------------------
                                       William C. Roche
                                       Senior Vice President - Human Resources




Dated: June 22, 2001        Signature: /s/ Bruno A. Marszowski
                                       -----------------------------------------
                                       Bruno A. Marszowski
                                       Senior Vice President - Chief
                                       Financial Officer

                      THE FINOVA GROUP INC. SAVINGS PLAN
                        COMMISSION FILE NUMBER 33-46530

                                 EXHIBIT INDEX


                                                                                             Page No. in
                                                                                            Sequentially
                                                                                              Numbered
                                                                                              Form 11-K
     No.                                       Title                                           Report
------------         ---------------------------------------------------------           -------------------
    23.1             Independent Auditors' Consent of Ernst & Young LLP                          10